May 11, 2020

Via EDGAR and E-mail

Office of International Corporate Finance,

    Division of Corporate Finance,

        Securities and Exchange Commission,

            100 F St., N.E.,

                Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank

Pre-Effective Amendment No. 1 to Registration Statement Under Schedule B

Filed May 11, 2020 (File No. 333-237320)

Ladies and Gentlemen:

This letter provides the response of the Asian Infrastructure Investment Bank (the “Bank”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on May 8, 2020 with respect to the Registration Statement (the “Registration Statement”) under Schedule B filed by the Bank on March 20, 2020 (File No. 333-237320). In connection with this response to the Staff’s comments, the Bank today filed Pre-Effective Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Registration Statement, as filed on March 20, 2020.

The Amended Registration Statement has been revised on page 2 to refer specifically to the Bank’s annual report for the fiscal year ended December 31, 2019 as a document incorporated by reference.

Further, the Bank acknowledges the Staff’s comment that the Bank should monitor its disclosures regarding the COVID-19 pandemic and, if necessary, will update such disclosures for any material developments.

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Office of International Corporate Finance, Division of Corporate Finance	-2-

On behalf of the Bank, we thank you and the Staff for your assistance to date in connection with the review of the Bank’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo

Robert S. Risoleo

(Enclosures)

cc:	Michael Coco
Corey Jennings

(Securities and Exchange Commission)

Andrew Cross

Christopher Smith

(Asian Infrastructure Investment Bank)

Paul J. McElroy

(Sullivan & Cromwell LLP)